Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-200812

Relating to Prospectus Supplement dated

January 24, 2017

QUÉBEC

US$2,000,000,000

2.375% GLOBAL NOTES SERIES QQ DUE JANUARY 31, 2022

FINAL TERM SHEET

January 24, 2017

Issuer:	Québec

Expected Ratings*:	Moody’s: Aa2; S&P: A+; Fitch: AA-

Format:	SEC Registered Global Offering

Title:	2.375% Global Notes Series QQ due January 31, 2022

Ranking:	Direct, unconditional debt

Size:	U.S.$2,000,000,000

Trade Date:	January 24, 2017

Settlement Date:	January 31, 2017 (T+5)

Maturity Date:	January 31, 2022

Interest Payment Dates:	January 31 and July 31 of each year

First Payment Date:	July 31, 2017. Interest will accrue from January 31, 2017.

Spread to Benchmark:	T+49.15 bps

Spread to Mid-Swaps:	+43 bps

Benchmark Treasury:	UST 2.000% due December 31, 2021

UST Spot/Yield:	100-14.75/1.902%

Yield to Maturity:	2.394%

Coupon:	2.375% payable semi-annually

Price:	99.911% plus accrued interest, if any, from January 31, 2017

Day Count:	30/360

Minimum Denominations:	US$5,000 x US$1,000

Joint Lead Managers:	BMO Capital Markets Corp.
Deutsche Bank AG, London Branch
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Scotia Capital (USA) Inc.

Senior Co-managers:	CIBC World Markets Corp.
National Bank of Canada Financial inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC

Co-managers:	BNP Paribas
Casgrain & Company Limited
HSBC Securities (USA) Inc.
Desjardins Securities Inc.
J.P. Morgan Securities plc
MUFG Securities Americas Inc.
Société Générale
The Royal Bank of Scotland plc

Cusip/ISIN:	748149 AM3 / US748149AM34

Listing and Admission to Trading:	Admission to the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market of the Luxembourg Stock Exchange. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC). This admission may be completed following settlement on a reasonable efforts basis.

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated January 29, 2015, and Preliminary Prospectus Supplement dated January 24, 2017. https://www.sec.gov/Archives/edgar/data/722803/000119312517016006/d249149d424b3.htm

Stabilization:	Reg M/FCA/ICMA

European Economic Area Legend:	If and to the extent that this announcement is communicated in, or the offer of the Notes to which it relates is made in, any European Economic Area Member State that has implemented the Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”) this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This announcement, the prospectus supplement and the prospectus have been prepared on the basis that any offer of Notes in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly, any person making or intending to make any offer in that Relevant Member State of the Notes that are the subject of the offering contemplated in this announcement must only do so in circumstances in which no obligation arises for Québec or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer.

Neither Québec nor the underwriters have authorized, nor do they authorize, the making of any offer of the Notes in circumstances in which an obligation arises for Québec or the underwriters to publish a prospectus supplement or prospectus for such offer. None of this announcement nor the prospectus supplement nor the prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive. This announcement does not constitute or form part of any offer or invitation to sell the Notes and is not soliciting any offer to buy the Notes in any jurisdiction where such offer or sale is not permitted.

United Kingdom Legend:	This announcement is only for distribution to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue and sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this announcement or any of its contents.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760 or Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.